UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)

                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F x   Form 40-F
                  ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No x
            ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

     Contacts:

      ASUR               [ASUR LOGO - OMITTED]       Breakstone & Ruth
 Lic. Adolfo Castro                                   Susan Borinelli
 (52) 55-5284-0408                                    Vanessa Marquez
acastro@asur.com.mx                                  (646) 536-7018/15
                                                Sborinelli@breakstoneruth.com

         ASUR Announces Total Passenger Traffic up 14.0% Year over Year


Mexico City, November 6th, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of October 2003 increased by 14.0 percent from the comparable period last year.

All figures in this announcement reflect comparisons between the 28-day period from October 1 through October 28, 2003, and the equivalent 28-day period last year from October 2 through October 29, 2002. Transit and general aviation passengers are excluded.


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Airport                October 2002           October 2003          % Change
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Cancun                   425,828               495,964                16.5
Cozumel                  17,897                 18,893                 5.6
Huatulco                 11,898                 14,061                18.2
Merida                   58,492                 64,985                11.1
Minatitlan                9,962                 10,095                 1.3
Oaxaca                   35,842                 36,297                 1.3
Tapachula                12,046                 12,651                 5.0
Veracruz                 38,479                 40,825                 6.1
Villahermosa             40,912                 48,550                18.7
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ASUR Total                651,356               742,321                14.0
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                                    - More -


By week, ASUR's total passenger traffic from October 1 through October 28, 2003 varied year-over-year as follows:

o Increased by 18.4 percent for the seven-day period from October 1 through 7;

o Increased by 10.7 percent for the seven-day period from October 8 through 14;

o Increased by 15.1 percent for the seven-day period from October 15 through 21; and

o    Increased by 12.4 percent for the seven-day period from October 22 through 28

                           % Change October 1 thru October 28, 2003,
Airport                      vs. October 2 thru October 29, 2002
--------------------------------------------------------------------------------
             October 1 to 7  October 8 to 14  October 15 to 21  October 22 to 28
                 7 Days           7 Days           7 Days            7 Days
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Cancun            21.4             12.3             18.0              14.9
Cozumel           10.0             5.7               4.5              3.3
Huatulco           7.1             70.6             33.9             (17.3)
Merida            21.4            (3.9)              7.7              21.2
Minatitlan         0.8            (1.5)             20.2             (12.1)
Oaxaca             5.7             1.0               3.2             (3.2)
Tapachula          7.5            (1.7)              8.2              6.3
Veracruz          12.3             15.8             (7.0)             4.9
Villahermosa      14.4             14.1             27.4              18.9
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ASUR Total        18.4             10.7             15.1              12.4
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About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Grupo Aeroportuario del Sureste, S.A. de C.V.


                               By:  /s/ Adolfo Castro Rivas
                                   -----------------------------------------
                                   Name:  Adolfo Castro Rivas
                                   Title: Director of Finance (Principal
                                          Financial and Accounting Officer)


Date: November 6, 2003